SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G
(RULE 13d - 102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No. )*
Gesher I Acquisition Corp.
(Name of Issuer)
Ordinary Shares, par value $0.0001
(Title of Class of Securities)
G38537117**
(CUSIP Number)
October 12, 2021
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
** The CUSIP number listed above refers to units, which include the Ordinary Shares.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

683 Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

900,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

900,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

900,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.1%

12.	TYPE OF REPORTING PERSON

IA

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

683 Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

900,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

900,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

900,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ari Zweiman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

900,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

900,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

900,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.1%

12.	TYPE OF REPORTING PERSON

IN

Item 1(a).	Name of Issuer:
Gesher I Acquisition Corp. (“Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
Hagag Towers, North Tower, Floor 24, Haarba 28, Tel Aviv, Israel
Item 2(a).	Name of Persons Filing:
The names of the persons filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:
•	683 Capital Management, LLC,

•	683 Capital Partners, LP, and

•	Ari Zweiman.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
The principal business address for each of the Reporting Persons is 3 Columbus Circle, Suite 2205, New York, NY 10019.
Item 2(c).	Citizenship:
683 Capital Management, LLC is a Delaware limited liability company. 683 Capital Partners, LP is a Delaware limited partnership. Ari Zweiman is a citizen of the United States.
Item 2(d).	Title of Class of Securities:
Ordinary Shares, $0.0001 par value (the “Ordinary Shares”)
Item 2(e).	CUSIP Number:
G38537117
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.                          Ownership.
(a)	Amount beneficially owned:
As of October 22, 2021, 683 Capital Partners, LP beneficially owned 900,000 Ordinary Shares.
683 Capital Management, LLC, as the investment manager of 683 Capital Partners, LP, may be deemed to have beneficially owned the 900,000 Ordinary Shares beneficially owned by 683 Capital Partners, LP.
Ari Zweiman, as the Managing Member of 683 Capital Management, LLC, may be deemed to have beneficially owned the 900,000 Ordinary Shares beneficially owned by 683 Capital Management, LLC.
(b)	Percent of Class:
The following percentage is based on 12,700,000 Ordinary Shares outstanding as of October 12, 2021, as disclosed in the Issuer’s Prospectus on Form 424(b)(4) (Registration Statement No. 333-259253) filed with the Securities and Exchange Commission on October 13, 2021, and assuming the non-exercise of the underwriters’ overallotment option.
As of October 22, 2021, the Reporting Persons may be deemed to have beneficially owned approximately 7.1% of the outstanding Ordinary Shares.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote of Ordinary Shares:
See Cover Pages Items 5-9.
(ii)	Shared power to vote or to direct the vote of Ordinary Shares:
See Cover Pages Items 5-9.
(iii)	Sole power to dispose or to direct the disposition of Ordinary Shares:
See Cover Pages Items 5-9.
(iv)	Shared power to dispose or to direct the disposition of Ordinary Shares:
See Cover Pages Items 5-9.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See Exhibit A.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:  October 22, 2021
683 CAPITAL MANAGEMENT, LLC*

By:	/s/ Ari Zweiman
Ari Zweiman,
Managing Member

683 CAPITAL PARTNERS, LP*

By:	/s/ Ari Zweiman
Ari Zweiman,
Authorized Person

/s/ Ari Zweiman
ARI ZWEIMAN*

*The Reporting Persons disclaim beneficial ownership in the Ordinary Shares reported herein except to the extent of their pecuniary interest therein.
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.
Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G with respect to the Ordinary Shares of Gesher I Acquisition Corp. dated as of  October 22, 2021, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.
Dated: October 22, 2021
683 CAPITAL MANAGEMENT, LLC

By:	/s/ Ari Zweiman
Ari Zweiman,
Managing Member

683 CAPITAL PARTNERS, LP

By:	/s/ Ari Zweiman
Ari Zweiman,
Authorized Person

/s/ Ari Zweiman
Ari Zweiman